

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

    **Re:**    **COMM 2014-UBS5 Mortgage Trust**
        **Form 10-K for Fiscal Year End December 31, 2014**
        **Filed March 30, 2015**
        **File No. 333-193376-10**
        **COMM 2014-CCRE14 Mortgage Trust**
        **Form 10-K for Fiscal Year End December 31, 2014**
        **Filed March 26, 2015**
        **Forms 10-D and 10-D/A for Monthly Distribution Period**
        **March 13, 2015 to April 10, 2015**
        **File No. 333-184376-11**

Dear Ms. Kaplan:

      We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Forms 10-K for COMM 2014-UBS5 Mortgage Trust and COMM 2014-CCRE14 Mortgage Trust

Item 15 Exhibits, Financial Statement Schedules

1.  We note that in your table of exhibits, for each of the Servicer Compliance Statements that would be provided by Wells Fargo Bank, N.A. for its role as Primary Servicer (Exhibits 35.4, 35.7, 35.10, and 35.13), you refer to the Servicer Compliance Statement provided by Wells Fargo Bank, N.A. in its capacity as Master Servicer filed as Exhibit 35.1.  The Servicer Compliance Statement provided by Wells Fargo Bank, N.A. and filed

as Exhibit 35.1 for each of the Forms 10-K referenced, however, is only made by Wells Fargo in its capacity as Master Servicer and certifies to a review and performance of the activities required of a Master Servicer.  It is not clear from your Forms 10-K or the Pooling and Servicing Agreements incorporated by reference as Exhibit 4 for the COMM2014-UBS5 Mortgage Trust and Exhibit 4.1 for the COMM2014-CCRE14 Mortgage Trust that the activities performed by Wells Fargo as Master Servicer are the same as the activities performed by Wells Fargo as Primary Servicer.  Please explain or amend your Forms 10-K by filing a Servicer Compliance Statement for Wells Fargo Bank, N.A. in its capacity as Primary Servicer for Exhibits 35.4, 35.7, 35.10, and 35.13 pursuant to Item 1123 of Regulation AB.

Form 10-K for COMM 2014-CCRE14 Mortgage Trust

Item 15 Exhibits, Financial Statement Schedules

2. We note that, although you assign second-level headings to each exhibit listed under Item 15 of your annual report on Form 10-K (e.g., 33.1, 33.2, 33.3…), the exhibits themselves are not so numbered.  To assist investors in being able to easily locate exhibits, please confirm that in future filings for which you act as depositor you will identify each exhibit filed with the corresponding number under which it is listed in the body of the Form 10-K.  To the extent you must amend an exhibit to the Form 10-K to comply with the comments included in this letter, please include an exhibit number in the filing.

3. We also note that you have filed the report on assessment of compliance with servicing criteria for Wells Fargo as master servicer as a second Exhibit 31, although it is listed in your Item 15 exhibit table as Exhibit 33.1.  Please correct this in future filings.

4. We note that in the exhibit table included as Item 15 in the body of the Form 10-K, you list Exhibit 35.16 as the servicer compliance statement from Wells Fargo Bank in its capacity as "Primary Servicer" of the 175 West Jackson Mortgage Loan and Exhibit 35.18 as the servicer compliance statement from Wells Fargo Bank in its capacity as "Primary Servicer" of the Saint Louis Galleria Mortgage Loan.  The statements filed as Exhibit 35.16 and Exhibit 35.18, however, include a certification to the review and performance of activities performed by Wells Fargo as "Master Servicer."  It is not clear from your Form 10-K or the Pooling and Servicing Agreements incorporated by reference as Exhibits 4.1, 4.2, and 4.3 that the activities performed by Wells Fargo as Master Servicer are the same as the activities performed by Wells Fargo as Primary Servicer.  Please explain or amend your Form 10-K by filing a Servicer Compliance Statement for Wells Fargo Bank, N.A. in its capacity as Primary Servicer for Exhibits 35.16 and 35.18 pursuant to Item 1123 of Regulation AB.

Reports on Assessment of Compliance with Applicable Servicing Criteria

Exhibit 33.5

5.  In Appendix A to the report provided by the servicing participant, CoreLogic
    Commercial Real Estate Services, Inc., there is no indication as to whether Item
    1122(d)(4)(ix) of Regulation AB is an applicable servicing criterion for the servicing
    participant.  Please tell us whether or not the criterion was applicable.  If servicing
    criterion was applicable, please revise the report and the corresponding attestation report
    provided by PricewaterhouseCoopers LLP, which is filed as Exhibit 34.5.

Exhibit 33.43

6.  We note the statement made by Prudential Asset Resources ("PAR"), Inc. that it has
    engaged vendors that are not deemed to be servicers as defined in Item 1101(j) and that it
    has elected to take responsibility for assessing compliance with the servicing criteria.  In
    Exhibit A, however, PAR indicates that the only applicable servicing criterion performed
    by a vendor was that contained in Item 1122(d)(4)(xi) of Regulation AB and includes
    footnote #3 to state that "the only third party vendor to whom this applies in National Tax
    Search, LLC (NTS)."  We also note that NTS has provided a report on assessment of
    compliance with applicable servicing criteria and associated attestation report from an
    independent registered public accountant, which have been filed as Exhibits 33.6 and
    34.6.  Your previous representations to SEC staff indicated that NTS could be considered
    a servicer within the scope of Item 1101(j) of Regulation AB.  See response letter dated
    August 30, 2013 from Deutsche Mortgage & Asset Receiving Corporation in response to
    SEC staff comment letter dated July 23, 2013.  As such, please provide the following
    information:
    - Please tell us whether PAR has engaged any other vendors, aside from NTS, that
      are not deemed to be servicers as defined in 1101(j) for which it is electing to take
      responsibility for assessing compliance with the servicing criteria.
    - If PAR has not engaged other vendors and is only referring in its report to NTS,
      please explain why NTS has provided a separate assessment.  Please also tell us
      what circumstances have changed since the representations you provided in your
      August 2013 letter.
    - If the PAR report is inaccurate, please file a revised report and associated
      attestation from PwC.

Forms 10-D and 10-D/A of COMM 2014-CCRE14 Mortgage Trust for the Monthly Distribution
Period from March 13, 2015 to April 10, 2015

7.  We note that on May 1, 2015 you filed an amendment to the Form 10-D originally filed
    on April 14, 2014 for the monthly distribution period from March 13, 2015 to April 10,
    2015.  Please revise your Form 10-D to explain the reason for filing the amendment.
    Please include, for example, information about why you revised the payments made and

the amounts of interest and principal paid.  Please also tell us why you included additional classes (e.g., A-1-144A, A-1-IAI, A-1-REGS, A-2-144A, A-2-IAI, A-2-REGS etc.) in the amended Certificate Payment Report filed with your Form 10-D on May 1, 2015.  We note those classes were not listed in the original Certificate Payment Report filed with your Form 10-D on April 14, 2014 and were not described in your prospectus supplement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc:    Anna Glick, Cadwalader, Wickersham & Taft LLP